Exhibit 99.1

TuanChe Limited Forms Strategic Partnership with Easyhome

BEIJING, April 24, 2019 (GLOBE NEWSWIRE) -- TuanChe Limited ("TuanChe" or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that it has established a strategic partnership with Beijing Easyhome Furnishing Chain Group Co., Ltd.. (“Easyhome”), a company that operates one of the largest home improvement supplies and furniture chains in China.

Under the partnership, TuanChe and Easyhome will jointly establish an innovative one-stop retail experience that combines home decoration products and automotive services to serve a broader range of consumers in China. As a part of the partnership, Easyhome will offer shopping mall retail spaces free of charge as new venues for the Company to organize auto show events.

As the Company aims to unlock the monetization potentials of Easyhome’s customer base, TuanChe is expected to bring its auto show events to Easyhome’s retail locations in over 200 cities in China. The mutually beneficial partnership will also allow Easyhome to enhance its brand influence and expand its customer traffic flow via TuanChe’s established reputation and expertise in organizing auto shows.

“We are excited to partner with Easyhome, the leading home furnishing platform in China,” commented Mr. Wei Wen, Chief Executive Officer of TuanChe. “The effective integration of our online and offline resources will enable us to further improve the efficiency and customer experience of our future auto shows. Leveraging Easyhome’s strong brand recognition and existing customer base, we will also be able to expand the coverage of our auto show operations and penetrate new markets.”

Mr. Ning Wang, President of Easyhome, stated, “TuanChe’s industry-leading sales network and uniquely attractive value proposition for both industry customers and partners make it an ideal partner for us as we grow our business ecosystem. This cooperation will allow us to effectively reach a wider range of customers, enhance our store service capabilities, and deliver superior customer experiences. We are confident that this partnership will greatly benefit both TuanChe and Easyhome as well as set a new standard for cross-industry collaboration.”

About Easyhome

Beijing Easyhome Furnishing Chain Group Co., Ltd is a home furnishing business based on consumer products platform. It is a large commercial chain including interior design and decoration, furnishing material, intelligent logistics, business exhibition, financial service, overseas e-commerce, supermarket, cinema, catering, children's entertainment, fitness, digital intelligence, home care, and urban complex development. Since its establishment in 1999, Easyhome received numerous accolades including Beijing Top Ten Commercial Brands and China Top Ten Commercial Brands. As one of the well-known brands in the Chinese market, it is a leader in the Chinese home improvement material industry.

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About TuanChe

Founded in 2010, TuanChe Limited (Nasdaq: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe has achieved rapid growth in its business by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s demand-side precision search platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir.tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development as well as business outlook, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

ICR, Inc.

Jack Wang

Tel: +1-646-405-6148

Email: tuanche@icrinc.com

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